July 25, 2019	Jeremiah G. Garvey Direct Phone 412-620-6570 Direct Fax 412-275-2370 jgarvey@cozen.com
Via EDGAR

Mr. Sergio Chinos, Staff Attorney

Mr. Jay Ingram, Legal Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Limbach Holdings, Inc. Registration Statement on Form S-3 Filed June 27, 2019 File No. 333-232406

Dear Messrs. Chinos and Ingram:

On behalf of Limbach Holdings, Inc. (the “Company”), this letter sets forth the response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 17, 2019 that relate to the Company’s Registration Statement on Form S-3 (File No. 333-232406) filed by the Company with the Commission on June 27, 2019 (the “Registration Statement”). The Staff’s comments are presented in bold italics below.

Form S-3 Filed June 27, 2019

General

1.	With respect to Mr. McCann's appointment as Co-Chief Operating Officer on December 5, 2018, the Item 5.02 Form 8-K reporting this event was filed on December 21, 2019 [sic]. As a result, it is not clear how you are eligible to use Form S-3 at this time. Please refer to Instruction I.A.3(b) of Form S-3.

Response: On December 5, 2018 the Board of Directors of the Company adopted a resolution approving the appointment of Michael McCann as Co-Chief Operating Officer of the Company effective on the date determined by the Chief Executive Officer of the Company, which the Chief Executive Officer determined on December 17, 2018 to be January 1, 2019. On December 17, 2018 the Company issued a press release announcing the appointment of Mr. McCann to be effective January 1, 2019 and subsequently filed with the Commission a Form 8-K on December 21, 2018.

Under the law of the jurisdiction of the Company’s incorporation, the Delaware General Corporation Law (the “DGCL”), officers of a corporation are “chosen in such manner and shall hold their offices for such terms as are prescribed by the bylaws or determined by the board of directors…” (See DGCL §142(b)). Consistent with this statutory provision, Section 7.1 and Section 7.2 of the Company’s Bylaws (the “Bylaws”) provide that the Company’s Board of Directors shall elect the officers of the Company, including, but not limited to, the Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Vice President, Secretary, Assistant Secretaries, Chief Financial Officer and Treasurer, and the “Chief Executive Officer and President may also appoint such other officers (including, without limitation, one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the [Company].” Section 7.2 of the Bylaws further provides that “[a]ny vacancy occurring in any elected office of the [Company] may be filled by the Board [of Directors and any] vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board [of Directors] then determines that such office shall thereupon be elected by the Board [of Directors], in which case the Board [of Directors] shall elect such officer.” As the office of Chief Operating Officer is not delineated in Section 7.1 of the Bylaws, one or more Chief Operating Officers may be elected by either the Board of Directors or appointed by the Chief Executive Officer or President.

Mr. Sergio Chinos

Mr. Jay Ingram

July 25, 2019

_________________________________________

The resolution passed by the Board of Directors provided that Mr. McCann’s appointment was effective on, and subject to the Chief Executive Officer’s determination of, the effective date of such appointment. Unless and until the Chief Executive Officer exercised such discretion, Mr. McCann was not actually appointed to the office of Chief Operating Office and Form 8-K was not triggered. Accordingly, Mr. McCann’s appointment did not occur until either the Company’s public announcement thereof on December 17, 2018 or the appointment date on January 1, 2019. Therefore, the disclosure under Item 5.02 on the Form 8-K filed on December 21, 2018 was timely made within four business days of, or prior to, the appointment of Mr. McCann and the Company meets the eligibility requirements for registration on Form S-3 set forth in Instruction I.A.3(b).

The Company included December 5, 2018 as the Date of Report in light of the date on which the Board adopted a resolution approving the appointment of Mr. McCann, however, as described above, the events triggering the Form 8-K filed by the Company on December 21, 2018 occurred on either December 17, 2018 or January 1, 2019. If requested by the Staff, the Company would undertake to amend the Date of Report of such Form 8-K to reflect the announcement date on December 17, 2018 or the appointment date on January 1, 2019.

Upon request by the Staff, we will provide to the Staff, on a confidential basis, a certified copy of the resolutions adopted by the Board of Directors held on December 5, 2018 in support of this letter.

2.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Mr. Sergio Chinos

Mr. Jay Ingram

July 25, 2019

_________________________________________

Response: The Company advises the Staff that the Company’s forum selection provision provides that only certain matters be litigated in the Court of Chancery of the State of Delaware. This provision follows established Delaware case law (see Boilermakers Local 154 Ret. Fund v. Chevron Corp., C.A. No. 7220-CS (Del. Ch. June 25, 2013)) and legislation (see 8 Del. C. §115). Accordingly, this provision is not intended to apply to claims arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. In response to the Staff’s comment, the Company has revised its disclosure on page 5 of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to clarify the intent of the Company’s forum selection provision. The Company will also include similar disclosure in its risk factors in its Annual Report on Form 10-K and in future registration statements, as applicable.

Should the Staff have additional questions or comments regarding the foregoing or Amendment No. 1, please do not hesitate to contact me at (412) 620-6570 or in my absence my colleague, Seth H. Popick at (412) 620-6527.

Sincerely,

COZEN O'CONNOR

/s/ Jeremiah G. Garvey

By:	Jeremiah G. Garvey

cc:	Charles A. Bacon, III John T. Jordan, Jr. Seth H. Popick Joel L. Rubinstein Elliott M. Smith